Exhibit 17.1

TEXT OF RESIGNATION E-MAIL

Kevin/Jay/Carl

Because of my ongoing domestic situation I respectfully request that you accept my resignation from the Akesis BOD. I do not want any of the divorce actions to affect the company.

At the last BOD meeting there was a very well organized overview of the science by Carl and Jay. Based on that discussion and guidance, Akesis has a very compelling compound for use in diabetes. The significantly enhanced efficacy of Beov vs Vanadyl sulfate (25-30x) combined with the data presented, argue strongly that Akesis owns what will likely be a successful product for the treatment of diabetes well within an acceptable tox window.

Earlier, I had forwarded a correspondence from Dr Lakey, inventor of the ‘Edmonton Protocol’, and his proposal to help Akesis identify the optimum dose as it relates to our vanadium compound. He could do this relatively quickly as it would be staightforward to determine efficacy of different dose applications in these animal models. This will no doubt help our dialogue with the FDA, potential investors, and benefit IP.

I was not comfortable with the discussion related to going private, and disagree with the strategy for a panapoly of reasons. I would have voted against it, and surely when the relative individual board member financial risks are considered the company will remain public.

1) Approximately 10 million dollars has been invested either in the open market or Pipe’s into Akesis by folks away from Avalon and the founders.The two scenarios for going private are both flawed as well over 50% of the shares are in outside hands and the DTC discussion demonstrates incredible naivete. The NOBO/OBO shareholders will request certs and prevent the proposal.

2) There will be certain instant litigation, subpeonas, depositions, etc should the company proceed with that strategy. I dont think anybody wants to volunteer for that.

3) Akesis has the luxury of being able to wait until the credit/capital markets recover from the recent meltdown as we are doing more comprehensive animal work to ascertain the optimum dosing regimen.

4) This delays the immediate neccesity of initiating major funding of the expanded human clinical trial.

5) Because the company is virtual we can limit expenditures to Carl and requisite consultants. (Jay can contribute his expertise as a BOD member, and we could deploy John part time)

6) I recall a slide suggesting a $350,000 legal fee which could be used for science applications. The lawyers no doubt like that fee and have bias. They would also be targets of litigation.

7) Akesis has the possibility of expanding our platform into a more robust metabolic disease company with one or both of the discussed inlicensing opportunities. This outcome would create additional SHAREHOLDER VALUE.

8) There are funding sources yet to be explored such as equity lines and shareholder rights offerings etc.

Importantly, Akesis already had one lengthy unpleasant interaction with the SEC; this will, separate from the civil litigation, bring the regulators back on the scene. This fact alone is sufficient to make every attempt to protect our open market shareholders.

Going forward - I am willing to help in the fund raising effort to keep the company going so that we can begin the trial, and explore other business opportunities.

Akesis has had a several natural sellers all of whom should be out of the way. As time goes on we should see more robust trading and stock price because of certain shareholders that liquidated for reasons unrelated to the Akesis opportunity. As an example - the Saunders trust which liquidated a significant position as an estate sale.

This of course will augment fund raising activity.

Best,

John